11/10

03037522

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carso Global Telecom

*CURRENT ADDRESS

**FORMER NAME

PROCESSED NOV 25 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4379 FISCAL YEAR 12-31-02

** Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 11/18/03

Annual Report 2002

CARSO
GLOBAL TELECOM

FILE No. 82-4379

Report of the Board to our Shareholders

CARSO GLOBAL TELECOM

Economic Overview

In 2002, the Mexican economy recovered slightly, with a 0.9% growth of the Gross Domestic Product, standing at Ps$6,153 billion constant pesos at year end. However, the GDP was lower than forecast at the end of 2001, affected by external factors, like the uncertainty related to the global economy growth.

Relevant Financial Figures *

	2001	2002
GDP	-0.3 %	0.9 %
INPC	4.4 %	5.7 %
* Dollar	9.34	9.67
* Cetes	11.26	7.08

* Annual average

The weakness of the economy impacted on job generation which fell below estimates for the year. In 2002, the total number of insured in the Mexican Social Security Institute rose by approximately 386 thousand individuals. The General Unemployment Rate rose during the year from 2.4 reflected in 2001 to 2.7 at the end of 2002.

The exchange rate increased by approximately 14% during the year; the quotation at year end was 10.44. Direct foreign investments diminished by 46% in comparison with the previous year. The deficit in the current account stood at US$14 billion 58 million, representing approximately 0.6% of the GDP.

The trade balance registered a deficit of US$7 billion 997 million, a 19.7% reduction in respect to the 2001 deficit. This reduction is explained by oil prices, low economic growth and the level of the exchange rate, which made Mexican products more competitive in international markets and imported products more expensive in the domestic market.

In 2002 the Banco de Mexico maintained its monetary policy of controlling inflation. The use of the "short" to restrict liquidity of the economy helped to reduce inflationary expectations. At year end 2002, the "short" was Ps$475 million.

The National Consumers Price Index rose by 5.7% in 2002, 120 basis points higher than the figure forecast by the Banco de México at the end of 2001, and 130 basis points higher than the inflation registered in 2001. The depreciation of the peso and the rise in contractual salaries were two of the factors that contributed to the higher inflation rate.

The CETEs rate at 28 days, which is taken as the reference rate in Mexico, held at an average level of 7.08% in 2002, 418 basis points lower than the rate registered during the previous year. Interest rates reflected a stable trend throughout the year; CETEs reached their historical minimum in April and closed the year at 6.98%, barely 10 basis points below the annual average.

The year 2002 was a difficult one for Mexico. In years to come, the country must consolidate the macro economic stability it has achieved, maintaining sound public finances; however, internal mechanisms must be found which will allow for stimulating economic growth and the generation of more jobs.

Operating and Financial Results

Once the spin-off of Carso Global Telecom (Telecom) was authorized, and América Telecom (Amtel) was established as a new Mexican corporation, the principal investment of Telecom was concentrated primarily in Telmex, representing 99% of its assets.

Starting in May 2002, in accordance with a resolution of the Stockholders Meeting held in November 2001 authorizing a spin-off, the group proceeded to distribute each share that had been issued by Amtel, the new company. The shareholders of Carso Global Telecom received one share of the paid in capital stock of Amtel for each share of capital stock of Telecom against surrender of the outstanding stocks in their possession. In the case of the shares deposited with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, this right was exercised in accordance with applicable legal and administrative provisions.


Non Consolidated Debt
Short Term
Long Term
12,063.1
4,394.2
16,457.3

At December 2002, the interest of Carso Global Telecom in Telmex was 4 billion 169 million shares, represented by 3 billion series AA shares, or 72.53% of said shares; 46 million series A shares, or 15.91%, and 1 billion 123 million series L shares which represented 13.45%. Jointly, Telecom reported a 32.63% participation in all the outstanding shares of Telmex.

The operating results of Carso Global Telecom diminished slightly in comparison with 2001, affected by slow economic growth during the year; moreover, telephonic rates remained unchanged. Telecom reported consolidated sales of Ps$112 billion 860 million, a 3.8% decline in comparison with 2001. Operating profit stood at Ps$39 billion 804 million. 11.7% below the operating profit reported the previous year.

At the unconsolidated level, Telecom reported a total debt of Ps$16 billion 457 million and cash and securities in the amount of Ps$432 million, resulting in a net debt of Ps$16 billion 26 million pesos, an 8.7% increase over the close of 2001. The debt is composed of 26.7% long term debt and 53.8% denominated in foreign currency. The unconsolidated cash flow of the company, consisting basically of Telmex dividends and subsidiaries' administration fees, totaled Ps$2 billion 461 million.

In 2002, the National Banking and Securities Commission authorized a program of stock market certificates up to $ 7 billion pesos. Said program has been designed under a strategy in which one or several issues may coexist with different placement characteristics for each one of them. Each issue carried out by Telecom will have its own placement characteristics insofar as the amount, term and interest rate are concerned. In August 2002, Ps$1 billion were issued under this program.

Teléfonos de México (Telmex)

Consolidated Results	2001	2002
Sales	117,366.22	112,859.72
Operating Income	45,093.48	39,803.94
EBITDA	63,335.98	59,371.64

Operating Results of Telmex

Local

The total number of lines in service at December 2002 was 14,446,436, an annual increase of 8.0%. On an accumulated basis, gains for the year were 1,074,857 lines. In the last twelve months, the lines with at least one digital service grew by 36.1%, to total 4,365,695. The foregoing signifies a penetration of digital services in 30.2% of all lines, 6.2% more than in 2001.

Total traffic of local calls during the year were 25 billion 678 million, 0.4% higher than the previous year. Interconnection traffic, effected with the various operators of telecommunication services rose to 21 billion 651 million minutes during the period, 12.1% over the volume registered a year ago.

Long distance

14 billion 347 million minutes of national long distance were registered, 0.7% higher than the number registered in 2001. On the other hand, international long distance traffic demonstrate a positive trend due, basically, to the increase of in-coming traffic, favored by the lower price of hook-up rates. International long distance traffic accumulated a volume of 4 billion 922 million minutes during the year, 11.7% higher than 2001.

Data

In the corporate market, 446,898 equivalent lines for data transmission were added, totaling 2,020,792, a 28.4% increase over the previous year.

Regarding Internet access service, 252,274 accounts were added; at the close of 2002, TELMEX had 1,165,401 internet access accounts in operation, 27.6% more than in 2001.

Financial Results of Telmex

Total revenue in the second quarter decreased by 3.8% in comparison with the same quarter of 2001 as a result, among other things, of a contraction of growth of traffic rhythm, which is consistent with the behavior of the economy in general, and the rate reduction in real terms.

Carso Global Telecom's Position in Telmex

	2001		2002	
	MM Accs.	%	MM Accs	%
AA	3,000	69.7	3,000	72.53
A	46	14 7	46	15.91
L	1,087	12.7	1,123	13.45
Total Psition	4,133	31.4	4,169	32.63

Operating costs and expenses rose by 1.3% compared with 2001. If interconnection costs, which grew by 10.7% in 2002, as well as depreciation and amortization during the period are eliminated, total operating costs reflect a 3.4% annual decline in respect to 2001. The foregoing results from an 8.7% reducti n of commercial, administrative and general costs during the year. Moreover, cost of sales and services increased by only 0.4% d ring the period.

Operating flow (EBITDA) diminished by 6.4% in the year, reaching Ps$59 billion 185 million in 2002. Operating profit during the peri d was Ps$39 billion 617 million, a 12.0% drop compared with 2001.

Report of the Audit Committee

Mexico, Federal District, April 15, 2003

To the Board of Director of Carso Global Telecom, S.A. de C.V.

To the members of the board:

Pursuant to section Fifth of Article 14 bis 3 of the Securities Market Law, and the recommendations contained in the Code of Best Corporate Practices, on behalf of the Auditing Committee of Carso Global Telecom., S.A. de C.V. (the "Company"), we hereby inform you of the activities performed by the Company's Auditing Committee during the fiscal period ended December 31, 2002.

Company Management is responsible for issuing the financial statements on the basis of accounting principles generally accepted in Mexico, for timely and adequately preparing the financial information and all other information to be released to the securities market, and for implementing internal control systems. The Auditing Committee has reviewed, on behalf of the Board of Directors, the audited consolidated financial statements of the Company and its subsidiaries at December 31, 2002. Said review included an analysis and approval of the accounting policies, procedures and practices of the Company.

During the fiscal year under study, the Auditing Committee performed the following activities:

a) Various actions were analyzed and a recommendations made to the Board of Directors regarding candidates for the Company's external auditors, including the scope of their powers and obligations and conditions for retaining them, in order to conduct an accounting audit of the Company

b) We interviewed the external auditors of the Company in order to verify that they satisfied the independence and personnel turnover requirements.

c) Together with the Company's external auditors, we reviewed the analysis and comments made during the audit, as well as the procedures followed and their scope, ensuring that they will be conducted with the greatest possible objectivity and that the financial information will be useful, timely and trustworthy.

d) We collaborated in the supervision of compliance with auditing contracts, as well as in the evaluation of the results.

e) A recommendation was made to the Board of Directors regarding the bases for preparing and releasing the Company's financial information, as well as general internal control guidelines.

f) We reviewed the Company's financial statements at December 31, 2002, the auditor's report as well as accounting policies used in preparing the financial statements. After hearing the opinions of the external auditors, who are responsible for expressing their opinion on the rationality of the financial statements and their adherence to accounting principles generally accepted in Mexico, a recommendation was made to the Board of Directors to approve them so that said financial statements can be submitted to the Annual Regular Shareholders Meeting of the Company.

g) Various transactions with affiliates were reviewed and analyzed.

h) We reviewed and analyzed the report of the Board of Directors regarding the corporate situation of the Company, including a review of the Company's legal documentation.

i) In performing our activities, we were supported by the information, procedures and controls established by Teléfonos de México, S.A. de C.V., the principal subsidiary of the Company.

The foregoing is to satisfy the requirements of the Securities Market Law and any other obligations that have or may be assigned to this Auditing Committee by the Board of Directors of the Company.

Very Truly Yours,

Jose Kuri Harfush
Chairman of the Auditing Committee

FILE No. 82-4379

Board of Directors

	Position	Years as Board Member
Board Members		
Ing. Carlos Slim Helú	COB	Six
Lic. Carlos Slim Domit	Vicechairman	Six
Ing. Jaime Chico Pardo	Vicechairman	Six
Ing. Claudio X. González Laporte	COB - Kimberly Clark de México	Six
Lic. José Kuri Harfush	COB – Janel	Six
C.P. Juan Antonio Pérez Simón	Vicechairman – Teléfonos de México	Six
Alternate Board Members		
Lic. Arturo Elías Ayub	Strategic Alliances, Communication and Institutional Relations Director – Teléfonos de México	Six
C.P. Humberto Gutierrez-Olvera Zubizarreta	CEO – Grupo Carso	Six
Lic. Daniel Hajj Aboumrad	CEO – América Móvil	Six
Lic. Marco Antonio Slim Domit	COB - Grupo Financiero Inbursa	Six
Lic. Patrick Slim Domit	Mass Market Director - Teléfonos de México	Six
Lic. Eduardo Valdés Acra	COB – Banco Inbursa	Six

Statutory Auditors

C.P.C. Alberto Tiburcio Celorio	Mancera S.C.

Secretary

Lic. Rafael Robles Miaja	Frank, Galicia y Robles, S.C.

Consolidated Financial Statements

Years Ended December 31, 2002 and 2001 with Report
of Independent Auditors and Report of Statutory Auditor



Carso Global Telecom

Index

Report of Independent Auditors

Mexico City, March 10, 2003

To the Stockholders of
Carso Global Telecom, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Carso Global Telecom, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carso Global Telecom, S.A. de C.V. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position each of the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

C.P.C. Fernando Espinosa López

Report of Staturory Auditor

Mexico City, March 10, 2003

To the Stockholders of
Carso Global Telecom, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of Carso Global Telecom, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2002, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor attended, the stockholders' and the Board of Directors' meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated March 10, 2003, issued as a result of their audit of the consolidated financial statements mentioned in the preceding paragraph made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Carso Global Telecom, S.A. de C.V. and subsidiaries at December 31, 2002, the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

C.P.C. Alberto Tiburcio Celorio
Statutory Auditor

Consolidated Balance Sheets

Carso Global telecom, S.A. de C.V. and Subsidiaries
(Thousands of Mexican pesos with purchasing power al December 31, 2002)

		December 31		
		2002		2001
Assets				
Current assets:				
Cash and short-term investments (Note 3)	Ps.	15,415,472	Ps.	9,187,680
Accounts receivable, net (Note 4)		19,167,771		21,768,444
Inventories for sale		1,124,685		939,500
Prepaid expenses and other assets (Note 8)		2,243,164		1,564,794
Total current assets		37,951,092		33,460,418
Plant, property and equipment, net (Note 5)		122,955,692		120,978,286
Inventories, primarily for use in telephone plant operations		1,069,697		1,067,981
Licenses, net (Note 6)		603,911		643,336
Equity investments (Note 7)		1,078,664		1,289,367
Intangible asset (Note 9)		6,902,358		8,003,009
Goodwill (Note 7)		2,794,222		4,029,249
Total assets	Ps.	173,355,636	Ps.	169,471,646

	December 31 2002	December 31 2001
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt (Note 10)	Ps. 19,945,969	Ps. 27,947,025
Accounts payable and accrued liabilities (Note 8)	16,417,646	18,543,310
Taxes payable	4,019,969	1,348,781
Deferred credits (Note 11)	1,126,467	1,230,491
Total current liabilities	41,510,051	49,069,607
Long-term debt (Note 10)	62,556,389	59,370,614
Pensions and seniority premiums (Note 9)	7,690,375	5,627,182
Deferred taxes (Note 16)	10,840,808	10,513,457
Total liabilities	122,597,623	124,580,860
Stockholders' equity (Note 15):		
Capital stock:		
Historical	1,247,213	1,264,142
Restatement increment	4,190,667	4,191,139
	5,437,880	5,455,281
Premium on sale of shares	509,912	509,912
Retained earnings:		
Prior years	12,462,584	7,402,853
Current year	2,940,257	6,245,445
	15,402,841	13,648,298
Other accumulated comprehensive income items	(11,799,497)	(11,533,784)
Total majority stockholders' equity	9,551,136	8,079,707
Minority interest	41,206,877	36,811,079
Total stockholders' equity	50,758,013	44,890,786
Total liabilities and stockholders' equity	Ps. 173,355,636	Ps. 169,471,646

See accompanying notes.

Consolidated Statements of Income

Carso Global telecom, S.A. de C.V. and Subsidiaries

(Thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2002)

	Year ended December 31, 2002	2001
Operating revenues		
Local service	Ps. 53,189,874	Ps. 55,407,525
Long-distance service:		
Domestic	28,899,807	30,127,545
International	9,473,856	9,958,839
Interconnection service	15,560,138	15,546,463
Others	5,759,509	6,251,687
	112,883,184	117,292,059
Operating costs and expenses:		
Cost of sales and services	25,648,531	25,545,875
Commercial, administrative and general expenses	16,515,760	18,044,645
Interconnection	11,479,024	10,369,683
Depreciation and amortization (Notes 5 through 7)	21,040,449	20,054,997
	74,683,764	74,015,200
Operating income	38,199,420	43,276,859
Comprehensive financing cost:		
Interest income	(2,627,331)	(3,161,094)
Interest expense	10,189,173	10,367,469
Exchange loss (gain), net	4,845,043	(401,399)
Monetary gain, net	(3,625,804)	(3,107,911)
	8,781,081	3,697,065
Income before income tax and employee profit sharing	29,418,339	39,579,794
Provisions for (Note 16):		
Income tax	9,938,609	12,648,831
Employee profit sharing	3,002,272	3,155,267
	12,940,881	15,804,098

		Year ended December 31,		
		2002		2001
Income before equity interest in results of affiliates		16,477,458		23,775,696
Equity in results of affiliates (Nota 7)		(251,750)		(442,322)
Income from continuing operations		16,225,708		23,333,374
Loss from discontinued operations, net of income tax and employee profit sharing (Note 2)		-		(273,353)
Net income	Ps.	16,225,708	Ps.	23,060,021
Distribution of net income:				
Majority interest	Ps.	2,940,257	Ps.	6,245,445
Minority interest		13,285,451		16,814,576
Net income	Ps.	16,225,708	Ps.	23,060,021
Weighted average number of common share outstanding (in millions)		3,738.8		3,765.8
Net majority interest earnings per share (Notes 1 and 15)	Ps.	0.7860	Ps.	1.6580

See accompanying notes.

Consolidated Statements of Changes in Stockholders' Equity

Carso Global telecom, S.A. de C.V. and Subsidiaries
(Thousands of Mexican pesos with purchasing power at December 31, 2002)

		Capital stock			Retained earnings	
		Historical	Restatement increment	Primium on sale of share	Reserve for purchase of Company's own shares	Legal Reserve
Balance at December 31, 2001	Ps.	2,254,321 Ps.	7,365,987 Ps.	896,405 Ps.	3,008,437 Ps.	358,950
Appropriation of net income to retained earnings						
Increase in legal reserve						117,613
Repurchase of Company's own shares		(26,760)	(3,380)		(955,108)	
Increase in capital stock due to merger with Banseci 2000, S.A. de C.V. and Inveresci 2000, S.A. de C.V.		3,831	218			
Dividends paid by subsidiaries						
Repurchase of shares of subsidiaries						
Comprehensive income:						
Net income for the year:						
Other comprehensive income items:						
Effect of labor obligations of subsidiary, net of deferred income tax						
Result from holding non monetary assets in subsidiaries net of deferred taxes						
Effect of translation of foreign entities of subsidiary						
Comprehensive income						
Spin-off stockholders' equity (Note 2)		(967,250)	(3,171,686)	(386,493)		
Balance at December 31, 2002		1,264,142	4,191,139	509,912	2,053,329	476,563
Appropriation of net income to retained earnings						
Increase in legal reserve						312,272
Repurchase of Company's own shares		(16,929)	(472)		(550,264)	
Dividends paid by the subsidiary						
Repurchase of shares of subsidiaries						
Comprehensive income:						
Net income for the year:						
Other comprehensive income items:						
Effect of labor obligations of subsidiaries, net of deferred income tax						
Result from holding non monetary assets of subsidiaries net of deferred taxes						
Comprehensive income						
Balance at December 31, 2002 (Note 15)	Ps.	1,247,213 Ps.	4,190,667 Ps.	509,912 Ps.	1,503,065 Ps.	788,835

Retained earnings							
Unappropriated earnings	Accumulated effect of deferred incom tax	Net income	Accumulated other comprehensive income items	Total majority stockholders equity	Minority interesr	Comprehensive (loss) income	Total
Ps. 11,100,732	(2,620,043)	Ps. 6,331,683	Ps. (4,735,692)	Ps. 23,960,780	Ps. 90,670,256		Ps. 114,631,036
6,331,683		(6,331,683)					
(117,613)							
				(985,248)			(985,248)
				4,049			4,049
					(5,225,600)		(5,225,600)
(3,246,221)			(1,300,064)	(4,546,285)	(17,145,107)		(21,691,392)
		6,245,445		6,245,445	16,814,576	Ps. 23,060,021	23,060,021
			(456,123)	(456,123)	(1,040,253)	(1,496,376)	(1,496,376)
			(230,315)	(230,315)	(2,223,500)	(2,453,815)	(2,453,815)
			(105,256)	(105,256)	(101,772)	(207,028)	(207,028)
						Ps. 18,902,802	
(6,575,577)			(4,706,334)	(15,807,340)	(44,937,521)		(60,744,861)
7,493,004	(2,620,043)	6,245,445	(11,533,784)	8,079,707	36,811,079		44,890,786
6,245,445		(6,245,445)					
(312,272)							
				(567,665)			(567,665)
					(4,937,178)		(4,937,178)
(635,450)			(699,759)	(1,335,209)	(4,869,412)		(6,204,621)
		2,940,257		2,940,257	13,285,451	Ps. 16,225,708	16,225,708
			(1,733,840)	(1,733,840)	(3,682,549)	(5,416,389)	(5,416,389)
			2,167,886	2,167,886	4,599,486	6,767,372	6,767,372
						Ps. 17,576,691	
Ps. 12,790,727	Ps. (2,620,043)	Ps. 2,940,257	Ps. (11,799,497)	Ps. 9,551,136	Ps. 41,206,877		Ps. 50,758,013

See accompanying notes

Consolidated Statements of Changes in Financial Position

Carso Global telecom, S.A. de C.V. and Subsidiaries
(Thousands of Mexican pesos with purchasing power at December 31, 2002)

	Year ended December 31, 2002	Year ended December 31, 2001
Operating activities:		
Net income	Ps. 16,225,708	Ps. 23,060,021
Add (deduct) items not requiring the use of resources:		
Depreciation	19,362,039	17,707,774
Amortization	1,678,410	2,347,223
Deferred taxes, net of monetary effect	(699,979)	1,468,770
Equity in results of affiliates	251,750	442,322
Income of discontinued operations	-	273,353
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	2,600,673	1,952,118
Inventories for sale	(185,185)	(146,593)
Prepaid expenses and other assets	(678,370)	634,973
Increase (decrease) in:		
Pensions and seniority premiums:		
Reserve	4,161,394	3,759,600
Contributions to trust fund	(4,938,263)	(5,173,979)
Payments to employees	(3,649,438)	(3,214,352)
Accounts payable and accrued liabilities	(2,125,666)	4,426,863
Taxes payable	3,698,518	681,006
Deferred credits	(104,024)	(334,165)
Resources provided by operating activities	35,597,567	47,884,934
Financing activities:		
New loans	18,180,564	77,277,630
Repayment of loans	(26,970,711)	(82,105,500)
Effect of exchange rate differences and variances in debt expressed in constant pesos	3,974,866	(5,614,370)

	Year ended December 31, 2002	2001
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(567,665)	(985,248)
Purchase of shares of subsidiary	(6,204,621)	(21,691,392)
Cash dividends paid to minority shareholders	(4,937,178)	(5,225,600)
Increase in capital stock due to merger	-	4,049
Resources used in financing activities	(16,524,745)	(38,340,431)
Investing activities:		
Investment in plant, property and equipment	(11,437,204)	(24,252,622)
Investment in inventories	84,953	831,568
Investment in subsidiary and affiliated companies net	(1,088,821)	(788,078)
Goodwill	(403,958)	-
Resources used in investing activities	(12,845,030)	(24,209,132)
Net change in assets and liabilities of discontinued operations	-	7,705,945
Net increase (decrease) in cash and short-term investments	6,227,792	(6,958,684)
Cash and short-term investments at beginning of year	9,187,680	16,146,364
Cash and short-term investments at end of year	Ps. 15,415,472	Ps. 9,187,680

See accompanying notes

Notes to Consolidated Financial Statements

Carso Global telecom, S.A. de C.V. and Subsidiaries

Years Ended December 31, 2002 and 2001 (Thousands of Mexican pesos with purchasing power at December 31, 2002, unless otherwise indicated)

1. Description of the Business and Significant Accounting Policies

I. Description of business

Carso Global Telecom, S.A. de C.V. and subsidiaries (collectively, the Company or Telecom) was incorporated on June 24, 1996 as a result of a spin-off from Grupo Carso, S.A. de C.V. (Grupo Carso) approved at an extraordinary stockholders' meeting held on April 30, 1996.

At December 31, 2002 and 2001, Telecom's principal asset is represented by its investment in the shares of Teléfonos de México, S.A. de C.V. and subsidiaries (Telmex), as well as in other telecommunications companies.

At an extraordinary meeting of the stockholders of Carso Global Telecom, S.A. de C.V. held on November 30, 2001, it was decided to spin off the Company's wireless telecommunications segment and most of the international operations. For this purpose, Carso Global Telecom, S.A. de C.V. contributed a portion of its assets, liabilities, and stockholders' equity to América Telecom, S.A. de C.V. (América Telecom), basically those related to the equity investment in América Móvil, S.A. de C.V. (Amércia Móvil). At the date of the spin-off, Telecom held 31.55% of the total outstanding shares of America Móvil and 61.81% of its voting shares.

At an extraordinary meeting of the stockholders of Carso Global Telecom, S.A. de C.V. held on December 21, 2001, it was decided to merge the subsidiaries Banesci 2000, S.A. de C.V. (Banesci) and Inveresci 2000, S.A. de C.V. (Inveresci), the disappearing companies, into Carso Global Telecom, S.A. de C.V., the surviving company.

Telmex and América Móvil provide telecommunications services mainly in Mexico. However, since 1999, both companies have provided telecommunications services through their subsidiaries in the United States, Guatemala, Ecuador, Argentina, Brazil, Puerto Rico and Spain.

Telmex obtains its revenues primarily from telecommunications services, including domestic and international long-distance and local telephone services, data transmission and internet services, as well as the interconnection of domestic long-distance operators, cellular telephone companies' and local service operators' networks with the Telmex local network. The Company also obtains revenues from other activities related to its telephone operations, such as the publication of the telephone directory.

The amended government concession under which Telmex operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

II. Significant accounting policies

The significant accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

At December 31, 2002, Telecom owns 32.62% (31.39% in 2001) of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 68.82% and 65.94% of the voting shares of Telmex at December 31, 2002 and 2001, respectively (see Note 7 for further information).

The consolidated financial statements include the accounts of Carso Global Telecom, S.A. de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

In addition to Telmex, the accompanying consolidated financial statements include the accounts of the subsidiaries Multimedia Corporativo, S.A. de C.V. (Multimedia) and Empresas y Controles en Comunicaciones, S.A. de C.V. and subsidiary (Empresas y Controles), which are wholly owned.

The minority interest shown in the accompanying financial statements basically refers to the equity interest of other Telmex stockholders.

All significant intercompany accounts and transactions have been eliminated in consolidation.

b) Recognition of revenues

Revenues are recognized at the time services are provided.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers.

Revenues from interconnections consist of interconnection charges for incoming calls from a fixed-line telephone to cellular telephones, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the Telmex local network.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the Ministry of Communications and Transportation (SCT), through the Federal Telecommunications Commission (COFETEL). Revenues from domestic long-distance telephone services include data transmission and Internet service revenues. International long-distance service revenues include the revenues earned under agreements with foreign telephone service providers or operators for the use of Telmex facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities. These service revenues represent the net settlement between the parties.

The Company recognizes revenue from the sale of prepaid telephone service cards based on an estimate of the usage of time covered by the prepaid card.

c) **Recognition of the effects of inflation on financial information**

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, issued by the Mexican Institute of Public Accountants. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2002. The December 31, 2002 restatement factor applied to the financial statements at December 31, 2001 was 5.70% (which represents the annual rate of inflation for 2002) based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the central bank).

Plant, property and equipment and construction in progress were restated as described in Note 5. Telephone plant and equipment depreciation is computed on the restated investment using the retirement and replacement method. All other assets are depreciated using the straight-line method based on the estimated useful lives of the related assets.

Inventories for telephone plant operations are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors obtained from the NCPI.

Capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income item include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, derived from the spun-off company (Grupo Carso), and the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method (see Note 5) and the constant-peso-value method.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of operations under the caption Comprehensive financing cost.

Mexican accounting Bulletin B-12, Statement of Changes in Financial Position, issued by the Mexican Institute of Public Accountants, specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, unrealized monetary and foreign exchange gains and losses are not included in the determination of resources provided by operating activities.

d) Short-term investments and marketable securities

Short-term investments are represented basically by time deposits in financial institutions. Marketable securities are represented by equity securities, corporate bonds government bonds held for trading purposes, which are valued at market.

e) Equity investments in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the stockholders' equity of investees at the time such results are generated (see Note 7).

f) Goodwill

Goodwill represents the excess purchase price of shares of certain subsidiaries and affiliated companies over the book value of the shares acquired; it will be amortized in a period of five years.

g) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied to income of the year.

h) Labor obligations

Pension and seniority premium costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican accounting Bulletin D-3, Labor Obligations, issued by the Mexican Institute of Public Accountants (see Note 9). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

i) Income tax and employee profit sharing

The Company recognizes deferred taxes in conformity with the requirements of Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants. Bulletin D-4 establishes the rules for valuing and presenting deferred income tax (deferred taxes). Basically, Bulletin D-4 requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Accordingly, the provision for income tax includes both the current year tax and the deferred portion (See Note 16).

In conformity with Bulletin D-4, current year employee profit sharing should be charged to results of operations and represents a liability due and payable in a period of less than one year.

j) Basis of translation of financial statements of foreign subsidiaries

The financial statements of subsidiaries located in the United States were translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants, as follows:

Except for the situation mentioned in the following paragraph, all balance sheet amounts, except for those related to stockholders' equity, of subsidiaries abroad were translated to Mexican pesos at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time of the related transactions or when earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding non-monetary assets.

The financial statements of the U.S.-domiciled subsidiary Global Telecom, LLC (Global) were translated to Mexican pesos considering Global as an integrated foreign operation. Consequently, non-monetary financial statement items were translated to Mexican pesos at the historical exchange rate, recognizing the effects of inflation in Mexico based on Mexican GAAP.

k) Comprehensive income

In conformity with Mexican accounting Bulletin B-4, Comprehensive Income, issued by the Mexican Institute of Public Accountants, the Company's comprehensive income is the net income for the year presented in the statement of income, plus the effects of deferred taxes, labor obligations of the subsidiary, the result from holding non-monetary assets of the subsidiary and minority interest applied directly to stockholders' equity.

l) Earnings per share

Telecom determined the earnings per share in conformity with Mexican accounting Bulletin B-14, Earnings per Share, issued by the Mexican Institute of Public Accountants (see Note 15).

m) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

n) Concentration of risk

The Company invests a portion of its surplus cash in deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. Telecom does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

o) Financial instruments

The Company follows the requirements of Mexican accounting Bulletin C-2, Financial Instruments, issued by the Mexican Institute of Public Accountants. Bulletin C-2 establishes the rules to be observed by issuers of and investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (derivatives) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income, except for those instruments that are considered to be and that actually function as asset and liability hedges.

With the aim of reducing the risk related to interest rate and exchange rate fluctuations, the Company uses derivatives such as cross-currency swaps and short-term exchange hedges. Gains and losses determined in these contracts are credited or charged to income using the accrual method, net of the gains or losses on the hedged risks.

Options are stated at their fair value, which represents the actual amount that the Company will have to pay for an asset or to settle a liability on the open market. The estimated fair value of options has been determined using the available market information based on an appropriate valuation methodology (see Note 8).

)) Reclassifications

Certain amounts shown in the 2001 financial statements have been reclassified for uniformity of presentation with 2002.

Spin-Off

On November 30, 2001, the stockholders of Telecom approved the spin-off of the wireless telecommunications segment and most of the international operations. As a result of the spin-off, America Telecom was incorporated as a separate Mexican company independent of Telecom. Certain assets, liabilities and stockholders' equity related to these operations were transferred to Telecom, basically by América Móvil, which through its subsidiaries Radiomovil Dipsa, S.A. de C.V. (Telcel), Telecomunicaciones de Guatemala, S.A. (Telgua) and Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel), principally, has licenses to install, operate and manage mobile radio telephone services in Mexico, Guatemala and Ecuador, respectively.

Neither Telecom nor America Telecom shall hold shares of the other. In the spin-off, each Telecom stockholder became an America Telecom stockholder and, as a result, both companies are controlled by the same group of stockholders. However, the relations between the two companies shall be limited to: (a) agreements with respect to the implementation of the spin-off; (b) business dealings arising in the normal course of business between the fixed telecommunications service operator and a wireless telecommunications service operator

In 2001 financial statements, the revenues and expenses of the spun-off entities are shown in the statement of income as income of discontinued operations, net of income taxes and employee profit sharing.

Assets and liabilities of the discontinued operations were transferred to América Telecom at their book value. The amount of stockholders' equity transferred to América Telecom in the spin-off was determined as the difference between the assets and liabilities transferred and was accounted for as a reduction in Telecom's equity at the time of the spin-off.

Net income of discontinued operations includes interest of Ps. 223,298 earned by one of the spun-off subsidiaries from holding commercial paper issued by Telmex.

Highlights of the statement of income for the eleven-month period ended November 30, 2001, are as follows:

Operating revenues	Ps.	39,636,992
Operating costs and expenses		32,469,524
Operating income		7,167,468
Comprehensive cost of financing, net		(1,913,371)
Income before income tax and employee profit sharing		5,254,097
Provisions for:		
Income tax		2,429,621
Employee profit sharing		226,468
Income before equity in results of affiliates and minority interest		2,598,008
Equity in results of affiliates		(3,071,516)
Loss before minority interest		(473,508)
Minority interest in loss of subsidiaries		200,155
Majority net loss of discontinued operations	Ps.	(273,353)

3. Cash and Short-term Investments

At December 31, 2002, this caption includes investments in equity securities in the amount of Ps. 2,643,692 for trading, of which approximately US$187 million and US$7 million correspond to WorldCom, Inc. (WorldCom) bonds and equity securities, respectively. At December 31, 2001, this caption includes shares in companies in the amount of Ps.1,166,264. The Company included in the comprehensive financing cost for the year 2002 an unrealized loss on shares of Ps.2,394,173 (includes Ps.2,057,194 corresponding to WorldCom equity securities). In 2001 such unrealized loss was US$ 126,887. The realized net loss on the sale of equity securities for 2002 was Ps.165,983 (realized net loss of Ps.103,029 en 2001). From January 1 through March 10, 2003, the subsidiaries purchased WorldCom bonds in the amount of US$284 and sold US$26.7 million of such bonds; Telecom's bond position at February 12, 2003 is US$432 million.

4. Accounts Receivable

Accounts receivable consist of the following:

		2002		2001
Subscribers	Ps.	19,079,175	Ps.	19,411,346
Link-up services		419,759		749,845
Related parties		214,936		635,184
Other		1,767,481		2,800,420
		21,481,351		23,596,795
Less:				
Allowance for doubtful accounts		2,313,580		1,828,351
Total	Ps.	19,167,771	Ps.	21,768,444

Activity in the allowance for doubtful accounts for the years ended December 31, 2002 and 2001 was as follows:

		2002		2001
Beginning balance January 1	Ps.	1,828,351	Ps.	3,203,789
Increase charged to costs and expenses		1,034,002		1,260,281
Increase charged to other accounts		399,402		-
Charges to allowance		(948,175)		(2,635,719)
Ending balance at December 31	Ps.	2,313,580	Ps.	1,828,351

At December 31, 2002 and 2001, the caption Other includes an account due from Mcom Wireless, S.A. in the amount of US$44.6 million and US$41.4 million, respectively, which bears 8.5% annual interest. Due to the uncertainty with respect to the recoverability of this debt, the full amount of the balance due has been included in the allowance for doubtful accounts

Plant, Property and Equipment

a) **Plant, property and equipment consist of the following:**

		2002		2001
Telephone plant and equipment	Ps.	215,502,583	Ps.	186,425,757
Land and buildings		27,255,657		26,716,696
Computer equipment and other assets		24,186,789		22,129,426
		266,945,029		235,271,879
Less:				
Accumulated depreciation		150,012,184		126,994,401
Net		116,932,845		108,277,478
Construction in progress and advances to equipment suppliers		6,022,847		12,700,808
Total	Ps.	122,955,692	Ps.	120,978,286

Included in plant, property and equipment are the following assets held under capital leases:

		2002		2001
Assets under capital leases	Ps.	4,093,140	Ps.	3,389,977
Less accumulated depreciation		556,508		237,036
	Ps.	3,536,632	Ps.	3,152,941

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present plant, property and equipment in the financial statements. This caption was restated as follows at December 31, 2002 and 2001:

* The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (i.e., specific indexation factors).

* The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2002, approximately 56% (51% in 2001) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Following are the plant, property and equipment amounts at December 31, 2002 and 2001, restated on the basis of the 2002 NCPI (starting with the appraised values at December 31, 1996) to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

		2002		2001
Telephone plant and equipment	Ps.	250,584,147	Ps.	234,623,807
Land and buildings		27,255,657		26,716,696
Computer equipment and other assets		26,786,401		26,096,959
		304,626,205		287,437,462
Less:				
Accumulated depreciation		179,701,344		160,696,378
Net		124,924,861		126,741,084
Construction in progress and advances to equipment suppliers		5,623,207		13,025,461
Total	Ps.	130,548,068	Ps.	139,766,545

d) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company's assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation applied to costs and expenses was Ps.19,[illegible]62,039 in 2002 and Ps.17,707,774 in 2001.

6. Licenses

In May 1998, Telmex acquired from the Mexican Government licenses to operate radio spectrum wave frequency bands to provide fixed wireless telephone services at a cost of Ps. 606,686. In December 1997, the Company also acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of Ps. 181,628. These costs are being amortized over a period of 20 years.

As of December 31, 2002 and 2001 licenses are as follows:

		2002		2001
Investment	Ps.	788,314	Ps.	788,314
Accumulated amortization		184,403		144,978
Net	Ps.	603,911	Ps.	643,336

Amortization expense for the years ended December 31, 2002 and 2001 was Ps.39,425 each.

7. Equity Investments

a) Subsidiaries

At December 31, 2001 and 2002, the number of shares that the Company holds in Telmex and the corresponding percentage equity interest in relation to the total number of outstanding shares of each series is as follows:

	Number of shares (thousands)		% equity interest	
Series	2002	2001	2002	2001
AA	3,000,000	3,000,000	72.52	69.65
A	45,998	45,998	15.91	14.69
L	1,123,010	1,086,937	13.44	12.72

In 2002, Telecom purchased 36.073 million Telmex Series "L" shares at an average cost of Ps.15.58 per share and a total cost of Ps.562,017. Such purchase gave rise to additional goodwill of Ps.403,958, which, like Telecom's 2001 goodwill balance, will be amortized in a period of 5 years.

In 2001, the Company sold 9.953 million series "L" shares for US$16.7 million, realizing a gain of approximately US$3.6 million, which was credited to results of operations under the caption Comprehensive financing cost.

In 2001, in conformity with the bylaws of Telmex, Telecom exchanged 1,055,766,000 series "L" Telmex shares for an equal number of series "AA" shares.

FILE No. 82-4379

b) An analysis of the equity investment in affiliated companies at December 31, 2002 and 2001, and a brief description is as follows:

		2002		2001
The Telvista Company	Ps.	378,772	Ps.	383,482
Technology and Internet, LLC		255,232		338,839
Sinergia Soluciones Integrales de Energía, S.A. de C.V.		170,655		157,145
Williams Communications Group, Inc.		-		104,746
Other		274,005		305,155
Total	Ps.	1,078,664	Ps.	1,289,367

Unless otherwise indicated, the above-mentioned equity investments in affiliated companies were valued using the equity method.

i) Prodigy Communications Corporation

In November 2001, the Company sold to a related party its entire equity interest in Prodigy Communications Corporation (a U.S. internet service provider) for
US$276.6 million, realizing a gain of Ps.549,960 on the transaction, which was recorded under the caption Comprehensive financing cost.

ii) Williams Communications Group, Inc.

In May 1999, the Company entered into an agreement with Williams Communications Group, Inc. (Williams), which in October 2002 changed its name to WilTel Communications Group, Inc. and is engaged in providing telecommunications services in the U.S., to acquire approximately 1% of the shares comprising the capital stock of Williams. Because the market value of this investment at December 31, 2001 had declined substantially, the Company decided to recognize in results of operations an impairment in the value of this investment of Ps.931,870, which was included in the caption Comprehensive financing cost. Also, since due to the restructuring of Williams, Telmex no longer holds shares in this company, in 2002 Telecom eliminated its investment balance of Ps.104,746, which is presented under the caption Comprehensive financing cost.

iii) Technology and Internet, LLC

In 2001, Telmex made capital contributions of US$3 million to acquire a 50% equity interest in Technology and Internet, LLC (TAI). TAI has made investments in e-commerce companies located basically in the U.S.A. and Latin America.

iv) The Telvista Company

In June 2001, Telmex invested US$47 million to acquire a 4[illegible]% equity interest in The Telvista Company (Telvista). Telvista is engaged in providing telemarketing services in the U.S.A.

v) Sinergia Soluciones Integrales de Energía, S.A. de C.V. (Sinergia)

In 2000, Telecom contributed Ps.159,567 (Ps.144,600 nominal amount) to a capital increase in Sinergia. Based on the equity method, the Company charged Ps.49 and credited Ps.12,275 to results of operations of 2002 and 2001, respectively, under the caption Equity in results of affiliates.

vi) McLeod USA, Inc.

In January and February 2001, Telecom sold its equity interest in this company, realizing a gain of Ps.1,776,442, which was included in the caption Comprehensive financing cost.

vii) Other investments

In 2002, Telmx made other investments in affiliated companies in the telecommunications sector of US$7 million (US$33 million in 2001).

Total equity investments in affiliated companies during 2002 aggregated approximately US$7 million (US$83 million in 2001). Goodwill derived from these investments was not material.

Telmex's equity interest in the results of operations of affiliated companies represented a charge to operations of Ps.251,750 in 2002 (a charge of Ps.442,322 in 2001). The effect on the statement of changes in stockholders' equity was not material.

viii) On January 16, 2002, Telmex, together with Fortsmann Little & Co. (Fortsmann Little), located in the U.S.A., entered into a definitive agreement to make capital contributions of as much as US$ 400 million each to XO Communications, Inc. (XO). The consummation of the agreement depends on, among other things, XO's complete restructuring of its balance sheet and the approval of the transaction by the competent authorities.

On October 14, 2002, Telmex and Fortsmann Little, together with XO, agreed to terminate the above-mentioned investment agreement after contributing US$12.5 million each to XO. As of the termination date, both parties have been released from all obligations related to the agreement. Telecom's contribution is included in the caption Comprehensive financing cost.

c) Goodwill

An analysis of goodwill at December 31, 2002 and 2001 is as follows:

		2002		2001
Goodwill:				
Telmex	Ps.	14,627,751	Ps.	14,223,793
Affiliated companies		628,069		628,069
Accumulated amortization		(12,461,598)		(10,822,613)
	Ps.	2,794,222	Ps.	4,029,249

During 2002 and 2001, amortized goodwill aggregated Ps.1,638,985 and Ps.2,307,853, respectively.

8. Financial Instruments

An analysis of the most important financial instruments at December 31, 2002 and 2001 is as follows:

Options

During 2001, the Company entered into various call and put options to America Depository Receipts (ADR) for América Móvil shares. Each of the ADR's covers 20 series "L" América Móvil shares. The options contracted by Telecom may only be exercised at their expiration. All options are denominated in U.S. dollars. The fair value of these options at December 31, 2002 and 2001 represents a net liability of Ps.266,892 and Ps.318,559.

These transactions may be settled in cash (paying the difference between the exercise price and the market price) or in kind (exchanging the instruments covered by the ADR's or shares, instead of the exercise price.

Premiums paid or collected on these transactions are amortized at the expiration of the agreement. If the Company elects to make payment in kind, the net difference between premiums received and paid will constitute part of the purchase cost of the ADR's. If the Company elects to make payment in cash, the net premium will constitute part of the cost of the transaction charged to results of operations of the year. At December 31, 2002 and 2001, net unamortized premiums included in prepaid expenses aggregate Ps.126,897 and Ps. 51,930, respectively.

At December 31, 2002 and 2001 unexpired call and put options to America Movil shares are as follows:

		Unexercised ADR's		Average exercise price per ADR (Dlls)	
Date of expiration	Issuer	2002	2001	2002	2001
2004	América Móvil	5,000,000	5,000,000	20.34	20.34

At December 31, 2002 and 2001, the market price of the América Móvil ADR's was US$14.36 and US$19.48 per ADR, respectively. The market price per ADR and per share at the date of the audit report on these financial statements (March 10, 2003) is US$13.74 (US$18.10 in 2001).

In September 2001, the Company elected not to purchase the Telmex ADR's. This transaction represented for the Company a loss of Ps.45,031, corresponding to the amount of net premiums paid on the option. Such loss was recorded under the caption Comprehensive financing cost.

a) Forward contracts

As a part of its foreign exchange hedging strategy, the Company uses derivatives to reduce the risk associated with exchange rate fluctuations on certain U.S. dollar denominated transactions. During 2002 and 2001, the Company entered into short-term hedges which at December 31, 2002 covered liabilities and assets of US$473 million and US$125 million, respectively (in 2001 they covered liabilities of US$2,885 million). These hedges gave rise to a credit to results of operations of the year in the amount Ps.1,773,688 (in 2001, a charge of Ps.1,290,321).

b) Interest-rate swaps

To reduce exposure to financial risks, the Company has contracted interest-rate swaps, whereby during the term of such swaps and on previously established dates the parties agree to exchange cash flows for the amount determined by applying agreed rates to the contracted amount. In these specific contracts, the Company agreed to receive the interbank (TIIE) interest rate and to pay a fixed rate. The swaps are recorded in results of operations at the respective market interest rates. At December 31, 2002 and 2001, the Company has contracted interest rate swaps for a base amount of Ps. 18,413 million and 3,4'8 million, respectively. Losses on these of swaps during 2002 were charged to the caption Comprehensive financing cost for the year in the amount of Ps.450,622 (a charge of Ps.319,241 in 2001).

9. Employee Pensions and Seniority Premiums

Substantially all of Telmex's employees are covered under defined benefits retirement and seniority premium plans.

Pension benefits are determined on the basis of compensations to employees in their final year of employment, their seniority, and their age at the time of retirement.

In 1990, Telmex set up an irrevocable trust fund to cover the payment of these obligations. It adopted the policy of making annual contributions to the fund, which aggregated Ps.4,938,263 in 2002, and Ps.5,173,979 in 2001. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Company employees.

The most important information related to labor obligations is as follows:

Analysis of the net period cost:

		2002		2001
Labor cost	Ps.	2,150,435	Ps.	1,946,509
Financial cost of projected benefit obligation		4,445,108		3,962,670
Return on plan assets		(3,948,617)		(3,356,889)
Amortization of past service costs		1,100,707		1,100,707
Amortization of variances in assumptions		413,761		106,603
Net period cost	Ps.	4,161,394	Ps.	3,759,600

An analysis of the projected benefit obligation is as follows:

		2002		2001
Present value of labor obligations:				
Obligation for vested benefits	Ps.	33,269,402	Ps.	31,408,369
Obligation for unacquired rights		33,691,139		31,356,520
Current benefit obligation		66,960,541		62,764,889
Effect of salary projection		4,083,284		3,962,268
Projected benefit obligation	Ps.	71,043,825	Ps.	66,727,157

An analysis of the changes in the projected benefit obligation is as follows:

		2002		2001
Projected benefit obligation at beginning of year	Ps.	66,727,157	Ps.	59,565,258
Labor cost		2,150,435		1,946,509
Financial cost of projected benefit obligation		4,445,108		3,962,670
Actuarial loss		1,370,563		4,467,072
Payments to personnel		(3,649,438)		(3,214,352)
Projected benefit obligation at end of year	Ps.	71,043,825	Ps.	66,727,157

An analysis of changes in plan assets is as follows:

		2002		2001
Fund at beginning of the year	Ps.	57,137,707	Ps.	48,791,612
Returns on plan assets		(2,805,805)		3,172,116
Trust fund contributions		4,938,263		5,173,979
Fund at end of year	Ps.	59,270,165	Ps.	57,137,707

Pensions and seniority premium liabilities are as follows:

		2002		2001
Projected benefit obligation in excess of plan assets	Ps.	11,773,660	Ps.	9,589,450
Unamortized actuarial loss		(19,370,594)		(11,659,426)
Transition liability		(6,595,659)		(7,667,811)
Past services and changes in plan		(306,699)		(335,198)
Net projected asset		(14,499,292)		(10,072,985)
Additional liability		22,189,667		15,700,167
Net current liability (current benefit obligation less plan assets)	Ps.	7,690,375	Ps.	5,627,182

An analysis of the effect of labor obligations on stockholders' equity is as follows:

		2002		2001
Additional liability	Ps.	22,189,667	Ps.	15,700,167
Intangible asset		(6,902,358)		(8,003,009)
Effect of labor obligations on stockholders' equity	Ps.	15,287,309	Ps.	7,697,158

The actuarial loss in 2002 of approximately Ps.7,700,000 is attributable primarily to the negative results of plan assets due largely to the pervasive decline in the value of securities traded on the Mexican Stock Exchange. The increase in the unamortized actuarial loss in 2001 of approximately Ps.4,500,000 was attributable basically to the increase in the projected benefit obligation resulting from the increase in salaries over what was estimated at the beginning of the year.

The rates used in the actuarial studies were as follows:

	2002	2001
Discount of labor obligations:		
First year	6.84 %	6.84 %
Long-term average	5.85 %	5.85 %
Increase in salaries:		
First year	1.85 %	1.85 %
Long-term average	0.96 %	0.96 %
Annual return on the fund	6.84 %	6.84 %

At December 31, 2002, 65.7% (66% in 2001) of plan assets were invested in fixed-income securities and 34.3% (34% in 2001) in variable-income securities.

10. Debt

Long-term debt consists of the following:

	Average weighted interest rates at December 31, 2002	2001	Maturities from 2002 through		Balance at December 31, 2002		2001
Debt denominated in foreign currency:							
Convertible senior debentures (1)	4.2%	4.2%	2004	Ps.	10,312,500	Ps.	9,663,411
Senior notes (2)	8.2%	8.2%	2006		15,468,750		14,495,117
Banks (3)	2.5%	3.1%	2003		35,337,942		28,450,600
Suppliers' credits	2.7%	3.3%	2022		1,919,680		2,993,435
Financial leases	2.3%	2.9%	2006		2,854,027		2,671,086
Mexican Government	2.2%	2.8%	2006		140,165		173,545
Total					66,033,064		58,447,194
Debt denominated in Mexican pesos:							
Medium-term notes (4)	7.5%	7.5%	2007		1,148,961		1,150,259
Commercial paper (5)	8.25%	7.9%	2003		5,346,182		18,451,314
Domestics senior notes ("Certificados Busatiles")	6%	11.6%	2007		8,450,000		4,492,250
Banks	8.6%	7.2%	2004		1,519,704		4,762,211
Financial leases	8.7%	8.9%	2004		4,447		14,411
Total					16,469,294		28,870,445
Total debt					82,502,358		87,317,639
Less short-term debt and current portion of long-term debt					19,945,969		27,947,025
Long-term debt				Ps.	62,556,389	Ps.	59,370,614

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2002 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 5.7% (6.5% at December 31, 2001).

Convertible senior debentures

(1) On June 11, 1999, Telmex issued US$ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADS's), each representing 20 Telmex "L" shares. The conversion price is US$29.5762 per ADS, equal to a conversion ratio of 33.8110 "L" shares ADSs per US$ 1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances.

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer's voting shares, the holders of the convertible debentures may ask Telmex to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable semiannually. In 2002 and 2001, accrued interest on these debentures aggregated Ps.441,467 and Ps.461,358, respectively.

Senior notes

(2) On January 26, 2001, Telmex issued senior notes for US$ 1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, the Company issued supplemental senior notes for US$500 million with similar characteristics. In 2002, accrued interest on the bonds was Ps.1,283,357 (Ps.1,117,921 in 2001).

Banks

(3) At December 31, 2002 and 2001, the debt denominated in foreign currency with banks includes:

i) Loan of US$198,324,500 from JP Morgan Chase to Telecom in 2002. To guarantee the loan Telecom placed in trust 5,350,000 ADR's representing 107 million series "L" Telmex shares which will be returned to Telecom on May 3, 2005, when the loan is repayable. The loan bears annual interest at the LIBOR rate plus 1.36%, payable by Telecom quarterly.

ii) Loan of US$309,153,000 from JP Morgan Chase to Telecom in 2001. To guarantee the loan Telecom placed in trust 9,700,000 ADR's representing 194 million series "L" Telmex shares which will be returned to Telecom on November 18, 2003, when the loan is repayable. The loan bears annual interest at the LIBOR rate plus 1.36%, payable by Telecom quarterly.

In 2002, accrued interest on the loans described in paragraphs i) and ii) above is Ps.177,202 (Ps.253,320 in 2001).

On February 18, 2003, Telecom repaid early, free of any penalty, the U.S. dollar denominated loans from JP Morgan Chase of US$309,153,000 and US$198,324,500.

Medium-term note

(4) In July 2000, Telecom issued an unsecured medium-term note in the amount of 356,180,900 investment units (UDI's). The note matures in seven years and is payable at maturity on July 20, 2007. Interest on the note is payable semi-annually at the annual rate of 7.50%. At December 31, 2002, the value of the UDI is equal to Ps.3.2258 (Ps.3.251068 at March 10, 2003). In 2002 and 2001, accrued interest on these notes aggregated Ps.88,302 and Ps.97,145, respectively.

Commercial Paper

(5) At December 31, 2002, the Company's commercial paper, the balance of which is Ps.5,346,182, was issued on December 1, 13 and 23, 2002, at an average interest rate of 8.18%. The commercial paper was placed through the domestic market, and matured in January 2003, which was when the related liability was paid.

At December 31, 2001, the liability related to commercial paper was issued on December 22, 23, 2[illegible] and 29, 2001, at a weighted average interest rate of 7.88%; the commercial paper was placed through the domestic market, and matured in January 2002, which was when the related liability was paid.

An analysis of the above-mentioned foreign currency denominated debt at December 31, 2002 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2002 (in units)		Mexican peso equivalent
U.S. dollar	6,377,075	10.3125	Ps.	65,763,581
French franc	163,392	1.6493		269,483
Total			Ps.	66,033,064

At December 31, 2002, Telmex has lines of credit with certain foreign banks. Unused committed lines of credit at December 31, 2002 totaled approximately US$402.7 million, at a floating interest rate of approximately LIBOR plus 85 base points at the time of use.

Long-term debt maturaties at December 31, 2002 are as follows:

Year ended December 31,		Amount
2004	Ps.	21,595,295
2005		10,591,650
2006		19,006,589
2007		9,656,137
2008 and beyond		1,706,718
Total	Ps.	62,556,389

During 2002, there were five placements of domestic senior notes ("Certificados Bursatiles") for a total Ps.4,200 million (Ps.4,250 million in 2001) under the related Commission-authorized program totaling Ps.17,000 million. The remaining balance available under such program is Ps.8,550 million.

Subsequent event

During the period from February 4 through February 20 2003, Telecom received loans aggregating US$710 million from foreign banks to finance short- and long-term debt (which have maturaties dates between 2006 and 2008). To guarantee the loans Telecom placed in trust 23,770,183 ADR's representing 475,403,660 series "L" Telmex shares which will be returned to Telecom on the date the loans are repayable. The loans bear interest at the LIBOR rate plus a premium, which under current market conditions, ranges from 0.875% to 1.05%.

11. Deferred Credits

Deferred credits consist of the following at December 31, 2002 and 2001:

		2002		2001
Advance billings	Ps.	972,208	Ps.	1,065,471
Advances from subscribers and others		154,259		165,020
Total	Ps.	1,126,467	Ps.	1,230,491

12. Foreign Currency Position and Transactions

a) At December 31, 2002, the Company has a net foreign currency short position of US$6,321 million (net foreign currency short position of US$5,943 million at December 31, 2001). These short positions do not include the call and put options described in Note 8 or the positions of foreign subsidiaries.

The prevailing exchange rate at December 31, 2002 was Ps.10.31 per U.S. dollar (Ps.9.14 per U.S. dollar at December 31, 2001). At March 10, 2003, which is the date of the audit report on these financial statements, the exchange rate of the Mexican peso relative to the U.S. dollar was Ps.11.11 per U.S. dollar.

b) In the years ended December 31, 2002 and 2001, Telecom and its Mexican subsidiaries had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Million of dollars			
		2002		2001
Link-up revenues	U.S.$	256	U.S.$	253
Interest expense		456		337
Operating expenses		100		136

13. Commitments and Contingencies

a) Telmex leases certain equipment used in its operations under capital leases. At December 31, 2002, the Company had the following commitments under non-cancelable leases:

Year ended December 31,		
2003	Ps.	1,044,040
2004		949,089
2005		740,228
2006		265,603
Total		2,998,960
Less interest		140,486
Present value of minimum future rental payments, net		2,858,474
Less current portion		971,215
Long-term portion at December 31, 2002	Ps.	1,887,259

b) At December 31, 2002, the Company has non-cancelable commitments of approximately Ps.867,013 (Ps.1,523,624 in 2001) for the purchase of equipment.

c) At December 31, 2002, there are no outstanding letters of credit which were issued to foreign suppliers for the purchase of materials and supplies.

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company's external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under

Mexican Federal law. COFETEL, based and the COFECO ruling, which was later reversed, handed down a new ruling imposing certain specific obligations on Teléfonos de México, S.A. de C.V. The ruling of the COFETEL was appealed in a Federal Court and is still pending. The fine was also appealed and the matter is pending. In 2001, the COFECO reversed its previous ruling and handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V. exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. has also appealed in a Federal District Court.

As a result of these findings, COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that are also being appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to the COFECO for alleged monopolistic practices.

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was responsible for monopolistic practices. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and denied.

Currently, the respective defense against the denial is being prepared.

f) Under Mexican law, Teléfonos de México, S.A. de C.V. remains jointly and severally liable for any obligations transferred to América Móvil pursuant to the spin-off for a period of three years from the spin-off date (September 25, 2000). Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Teléfonos de México, S.A. de C.V. of such liability and approving the spin-off. In addition, Teléfonos de México, S.A. de C.V. has the following specific obligations:

* Teléfonos de México, S.A. de C.V. has guaranteed the indebtedness of ATL Alger Telecom Leste, S.A. under certain credit facilities, for up to US$ 104.3 million. América Móvil has agreed to indemnify Teléfonos de México, S.A. de C.V. against any liability derived from these guarantees.

* Teléfonos de México, S.A. de C.V. has guaranteed certain obligations of Iberbanda, S.A., (formerly FirstMark Comunicaciones España, S.A.). The guarantee is limited to 13.7 million euros. América Móvil has agreed to indemnify Teléfonos de México, S.A. de C.V. for any liability derived from these guarantees.

g) Under Mexican law, Carso Global Telecom, S.A. de C.V. remains jointly and severally liable for any obligations transferred to América Móvil pursuant to the spin-off for a period of three years from the spin-off date. Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Carso Global Telecom, S.A. de C.V. of such liability and approving the spin-off. Telecom may not be released from these commitments without the consent of the respective beneficiaries.

14. Related Parties

In the years ended December 31, 2002 and 2001, the Company had the following significant transactions with related parties:

		2002		2001
Purchase of materials, inventories and fixed assets (1)	Ps.	4,935,778	Ps.	6,971,579
Payment of insurance premiums and fees for administrative and operating services and others (2)		2,153,744		1,871,288
Payment of CPP interconnection fees (3)		8,029,378		7,754,046
Donations to a non-profit social welfare organization		-		528,514
Sale of materials, inventories and fixed assets (4)		535,259		475,691
Sale of long distance and other telecommunications services (5)		3,462,731		3,444,070

1) Includes Ps.3,834,539 in 2002 (Ps.5,748,903 in 2001) for fiber optic and satellite network services with a subsidiary of the Condumex group.

2) In 2002, includes Ps.564,534 for insurance premiums paid to Seguros Inbursa, S.A. (Ps.498,205 in 2001), as well as Ps.87,592 (Ps.95,985 in 2001) for fees paid for administrative and operating services to technology partners and Ps.126,786 (Ps.174,290 in 2001) for intermediation services paid to Inversora Bursatil, S.A.

3) Interconnection expenses under the "Calling Party Pays" program (CPP); incoming calls from a fixed line telephone to a wireless telephone paid to a subsidiary of América Móvil.

4) Includes Ps.134,076 in 2002 (Ps.173,430 in 2001) from the sale of construction materials to a subsidiary of the Condumex group.

5) Revenues invoiced to a subsidiary of América Móvil.

At December 31, 2002, Telmex had accounts due to a subsidiary of the Condumex group and a subsidiary of América Móvil of Ps.185 million and Ps.851 million, respectively (Ps.1,187 million and Ps.614 million in 2001).

At December 31, 2001, Global had an account due to Grupo Carso of US$11.6 million.

15. Stockholders' Equity

a) At an extraordinary meeting held on December 21, 2001, the stockholders of Carso Global Telecom, S.A. de C.V. approved the merger of Banesci 2000, S.A. de C.V. and Inveresci 2000, S.A. de C.V. (the disappearing companies) into Carso Global Telecom, S.A. de C.V. (the surviving company). As a result of the merger, 967 series "A-1" shares were issued, representing fixed minimum capital.

b) At December 31, 2002 and 2001, capital stock is represented by 3,707 million and 3,757 million common, registered series "A-1" shares with no par value, representing the fixed minimum capital. In addition, in conformity with Telecom's bylaws, the Company may issue series "A-2" shares, corresponding to variable capital. At December 31, 2002 and 2001, there are no series "A-2" shares issued and outstanding.

The variable portion of capital may not exceed ten times the fixed minimum capital and the related shares may only be held by Mexican nationals or corporate entities with a clause excluding foreigners.

c) In 1996, Telecom initiated a program to purchase its own shares. For this purpose, in accordance with the Securities Trading Act, the Company appropriated retained earnings to set up a reserve to purchase its own shares. A charge is made to the reserve for the excess cost of the shares purchased over the portion of capital stock represented by the shares acquired.

In April 2000, the stockholders decided to increase the reserve to purchase the Company's own shares by Ps.3,512,923 (Ps.4,085,096 restated). The Company repurchased 50,575,166 and 44,962,076 of its own shares during 2002 and 2001, respectively, in the amount of Ps.567,665 and Ps.985,248, respectively. At the date of the audit report on these financial statements, there are 228,380,243 treasury shares for re-placement.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

e) Earnings per share are obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding in 2002 and 2001, the treasury shares acquired by the Company have been excluded from the computation. Earnings per share were Ps.0.78 and Ps.1.5690 for the years ended December 31, 2002 and 2001, respectively. The average weighted number of shares considered in the computation for 2002 and 2001 was 3,738.8 million and 3,765.8 million, respectively.

f) Other accumulated comprehensive income items for the year ended December 31, 2002 include the effect of labor obligations and the deficit from restatement of stockholders' equity, net of deferred taxes in the amount of Ps.3,406,236 and Ps.8,393,261, respectively (Ps.1,624,097 and Ps.9,909,087 in 2001).

16. Income Tax

a) Income tax shown in the statements of income represents the tax determined individually for the Company and for each of its subsidiaries. Telecom and its subsidiary Multimedia were authorized to determine their tax result on a consolidated basis effective January 1, 1999. Telmex is not included in the tax consolidation. Empresas y Controles was included in the tax consolidation of Telecom starting in fiscal year 2002.

In addition, Telmex was authorized to consolidate with its subsidiaries for tax purposes effective January 1, 1995.

b) The corporate income tax rate for 2002 and 2001 was 35%. However, corporate taxpayers had the option of deferring a portion, so that the tax payable for those years represented 30% of taxable income. The earnings on which taxes were deferred must be controlled in a so-called "net reinvested tax profit" account ("CUFINRE"), to clearly identify the earnings on which the taxpayer has opted to defer payment of corporate income tax. Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax was eliminated.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account, and any excess will be distributed from the "net tax profit" account ("CUFIN") so as to pay the 5% deferred tax.

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of corporate income tax at the enacted rate at that time

c) The 1.8% asset tax is computed on the average value of most assets net of certain liabilities. Asset tax for the years ended December 31, 2002 and 2001 was Ps.2,724,929 and Ps.2,870,495, respectively; Telmex's asset tax for 2002 and 2001 of Ps.2,691,676 and Ps.2,761,145, respectively, was remitted after crediting income tax paid in each year. Whenever current year income tax is more than asset tax for the same year, Carso Global Telecom., S.A. de C.V. may request a refund or offset asset tax paid in any of the immediately succeeding ten years. An analysis of recoverable asset tax at December 31, 2002 is as follows:

Year of tax payment		Amount restated at December 31, 2002	Year of expiration
2001	Ps.	109,626	2011
2002		33,253	2012
	Ps.	142,879	

d) The foreign subsidiary determines its income tax based on its individual results, in conformity with the specific tax regimes of the United States of America. The income tax provisions of this subsidiary is not material in relation to the consolidated financial statements.

e) An analysis of income tax provisions is as follows:

		2002		2001
Current year income tax	Ps.	10,638,588	Ps.	11,180,061
Deferred income tax, net of related monetary position gain of Ps.1,180,651 (Ps.1,524,375 in 2001)		(699,979)		1,468,770
Total	Ps.	9,938,609	Ps.	12,648,831

A reconciliation of the statutory income tax rate to the effective rate is as follows:

	Year ended December 31, 2002 %	2001 %
Statutory income tax rate	35.00	35.00
Depreciation	(2.9)	(0.5)
Financing costs	0.8	(2.2)
Other	0.9	(0.4)
Effective tax rate	33.8	31.9

On January 1, 2002, an annual one-percentage point decrease in the income tax rate was approved, starting in 2003, so that in 2005 the rate will be 32%. The effect of the tax rate change on the computation of deferred taxes was a credit to income for the year ended December 31, 2002 of approximately Ps.1,592 million (5.4% of pre-tax income). The effects of the change are included in the respective captions.

f) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2002 and 2001, were as follows:

	2002	2001
Deferred tax assets:		
Allowance for doubtful accounts and slow-moving inventories	Ps. 778,719	Ps. 708,034
Tax loss carryforwards	906,455	1,314,316
Unaccrued services billed	316,884	131,880
Liability reserves	97,544	261,837
Pensions and seniority premiums	204,724	
Unrealized loss on valuation and others	951,296	121,283
Recoverable asset tax	142,879	109,626
	3,398,501	2,646,976
Deferred tax liabilities:		
Fixed assets	(13,669,431)	(11,840,425)
Inventories	(423,549)	(301,406)
Licenses	(146,329)	(163,889)
Pensions and seniority premiums	-	(854,713)
	(14,239,309)	(13,160,433)
Net deferred tax (liability)	Ps. (10,840,808)	Ps. (10,513,457)

g) At December 31, 2002, the balance of the restated contributed capital account (CUCA), the net tax profit account (CUFIN) and the net reinvested tax profit account (CUFINRE) was Ps.5,668,901, Ps.20,445,053 and Ps.31,784, respectively. These amounts are for Carso Global Telecom, S.A. de C.V. computed on a stand-alone basis.

h) Employee profit sharing

Employee profit sharing is determined basically on taxable income, excluding the effects of inflation.

i) In conformity with the current Mexican Income Tax Law, the Company may carry forward tax losses of a given year against taxable earnings generated in any of the succeeding ten years. Such losses may be restated for inflation. An analysis of the available tax loss carryforward at December 31, 2002 is as follows:

Year of tax loss		Restated amount	Year of expiration
1999	Ps.	102,082	2009
2001		1,761,039	2011
2002		490,960	2012
	Ps.	2,354,081	

j) At December 31, 2002, there are other tax losses to be carried forward in the amount of Ps.448,536.

The above-mentioned available tax loss carryforward corresponds to Carso Global Telecom, S.A. de C.V. In addition, Telecom's Mexican subsidiaries Multimedia and Empresas y Controles have accumulated tax losses of Ps. 130 and Ps. 417, respectively, whose carryforward periods expire between 2006 and 2012.

17. Stock Option Plan

In September 2001, Telmex established a stock option plan for its officers. The plan is for a duration of four years, and as many as 50 million series "L" shares may be made available. Each year, plan participants may elect either to acquire all the shares made available to them or to defer their purchase until the fourth year. In 2002, options were extended to a total of 11,654,979 shares (11,546,917 shares in 2001) and options to 905,457 shares were exercised (106,248 shares in 2001). The difference between market price and the price assigned to the respective options was not significant.

18. Segments

After the spin-off described in Note 2, the Company, through Telmex, operates essentially in two segments: local and long-distance telephone services. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services, exclusive of the long-distance calls originated in public and rural telephones and data transmission services, which are included in the Others, adjustments and eliminations column. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of constant pesos at December 31, 2002)			
	Local service	Long distance	Others, adjustments and eliminations	Total consolidated
At December 31, 2002				
Revenues:				
External revenues	**$ 71,810**	**$ 24,455**	**$ 16,616**	**$ 112,881**
Intersegment revenues	**9,974**		**(9,974)**	
Depreciation and amortization	**13,269**	**2,475**	**5,343**	**21,087**
Operating income	**25,435**	**7,654**	**5,108**	**38,197**
Segment assets	**192,181**	**44,198**	**37,659**	**274,038**
At December 31, 2001				
Revenues:				
External revenues	74,095	26,832	16,365	117,292
Intersegment revenues	10,437		(10,437)	
Depreciation and amortization	12,525	2,214	5,316	20,055
Operating income	29,511	9,543	4,223	43,277
Segment assets	182,337	35,395	31,309	249,041

Additionally, the column Others, adjustments and eliminations includes the yellow and white pages directories and other services. Intersegmental transactions are reported at fair value. The comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant, property and equipment, construction in progress, advances to suppliers and inventories for telephone plant operations, without including accumulated depreciation.

EMISNET

FILE No. 82-4379

Emisora: CARSO GLOBAL TELECOM, S.A DE C.V..

Usuario: ARMANDO IBA¦EZ VAZQUEZ.

Nombre del sobre: infoanual.pdf

Longitud del sobre: 793899 bytes.

Fecha de recepcion: Jun 30 2003 6:00:14:020PM.

Folio de recepcion: 26053.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
infoanual.pdf	0	Informe Anual

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Gaby Sarralde

De: Armando Ibañez [aibanez@cgtelecom.com.mx]
Enviado: Monday, June 30, 2003 6:03 PM
Para: Gabriela Sarralde
Asunto: RV: Comentarios informe anual CGT 2002 [Virus checkedUS]

Reporte Anual 2002 FGR v11 _Li...

----- Original Message -----
From: Alejandro de la Borbolla <aborbolla@fgr.com.mx>
To: Armando Ibañez (E-mail) <aibanez@cgtelecom.com.mx>
Sent: Monday, June 30, 2003 5:46 PM
Subject: RV: Comentarios informe anual CGT 2002 [Virus checkedUS]

-----Mensaje original-----
De: Alejandro de la Borbolla
Enviado el: Lunes, 30 de Junio de 2003 05:32 p.m.
Para: Alejandro de la Borbolla; 'Andres Martinez'; 'Armando Ibañez (E-mail)'; 'Jorge Serrano (E-mail)'
CC: 'Sergio Montes'; 'Julio Lopez'; 'Fernando Espinosa'; Rafael Robles Miaja
Asunto: RE: Comentarios informe anual CGT 2002 [Virus checkedUS]

-----Mensaje original-----
De: Alejandro de la Borbolla
Enviado el: Lunes, 30 de Junio de 2003 05:06 p.m.
Para: 'Andres Martinez'; Armando Ibañez (E-mail); Jorge Serrano (E-mail)
CC: Sergio Montes; Julio Lopez; Fernando Espinosa; Alejandro de la Borbolla; Rafael Robles Miaja
Asunto: RE: Comentarios informe anual CGT 2002 [Virus checkedUS]

Acompaño el reporte anual final de CGT.
Saludos,

-----Mensaje original-----
De: Andres Martinez [mailto:Andres.Martinez@mx.ey.com]
Enviado el: Lunes, 30 de Junio de 2003 02:56 p.m.
Para: Alejandro de la Borbolla <aborbolla
CC: Sergio Montes; Julio Lopez; Fernando Espinosa
Asunto: RE: Comentarios informe anual CGT 2002 [Virus checkedUS]
Importancia: Alta

Alejandro:

Te agradecería que una vez que envíes el archivo con las correcciones de CGT, les hagas llegar una copia a Sergio Montes y Julio López, a quienes también he copiado en este mail.

Muchas gracias por tu ayuda.

Saludos

Andrés Martínez

ABS Senior Manager
Ph: +5255 5283 1378
Fax: +5255 5283 1496
e-mail: andres.martinez@mx.ey.com
Assistant: Ericka Maldonado
Ph. +5255 5283 1300 ext. 1639
